SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                         Packaging Dynamics Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    695160101
                                 (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                 (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 14, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of Common Stock reported herein is 5,106,046, which constitutes approximately 52.7% of the shares outstanding. All ownership percentages set forth herein assume that there are 9,681,504 shares outstanding.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Packaging Investors, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        3,985,561(1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   3,985,561(1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  5,723,030 (1),(2)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  59.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------
------------------------
1 Power is exercised by its sole general partner, Group III 31, L.L.C. Includes 3,985,561 shares of Common Stock beneficially owned by Packaging Investors, L.P. ("Packaging Investors").

2 See Item 6 herein. Includes 3,985,561 shares of Common Stock beneficially owned by Packaging Investors, an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS, L.L.C. ("DCBS") and CB Investors, L.L.C. ("CB") and 833,333 shares of Common Stock beneficially owned by Mr. Gaby A. Ajram ("Mr. Ajram" or "Ajram") over which he has sole voting power. The DCBS and CB Stockholders Agreement provides for, under certain conditions, the designation by each of Packaging Investors and DCBS of a member of the board of directors of the Company and the election of each such designated member by all shares of the Company's common stock held by DCBS, CB and Packaging Investors. By virtue of the DCBS and CB Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by DCBS and CB. The Ajram Registration Rights Agreement provides for, under certain conditions, the designation of Mr. Ajram to, and the designation by Packaging Investors of, a member of the board of directors of the Company and the election of Mr. Ajram and such designated member by Packaging Investors by all shares of the Company's Common Stock held by Mr. Ajram and Packaging Investors. By virtue of the Ajram Registration Rights Agreement, the Reporting Persons may be deemed to be a group with Mr. Ajram within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by Mr. Ajram. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by DCBS and CB and the shares of Common Stock beneficially owned by Mr. Ajram. The Reporting Persons are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Group III 31, L.L.C.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        3,985,561(1)(2)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   3,985,561(3)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  5,723,030 (1)(2)(3)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  59.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------
------------------------
1    Solely in its capacity as sole general partner of Packaging Investors.

2    Power is exercised through its president and sole member, J. Taylor
     Crandall.

3 See Item 6 herein. Includes 3,985,561 shares of Common Stock beneficially owned by Packaging Investors, an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS and CB and 833,333 shares of Common Stock beneficially owned by Mr. Ajram ("Ajram") over which he has sole voting power. The DCBS and CB Stockholders Agreement provides for, under certain conditions, the designation by each of Packaging Investors and DCBS of a member of the board of directors of the Company and the election of each such designated member by all shares of the Company's common stock held by DCBS, CB and Packaging Investors. By virtue of the DCBS and CB Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by DCBS and CB. The Ajram Registration Rights Agreement provides for, under certain conditions, the designation of Mr. Ajram to, and the designation by Packaging Investors of, a member of the board of directors of the Company and the election of Mr. Ajram and such designated member by Packaging Investors by all shares of the Company's Common Stock held by Mr. Ajram and Packaging Investors. By virtue of the Ajram Registration Rights Agreement, the Reporting Persons may be deemed to be a group with Mr. Ajram within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by Mr. Ajram. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by DCBS and CB and the shares of Common Stock beneficially owned by Mr. Ajram. The Reporting Persons are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  J. Taylor Crandall

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        4,023,793 (1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   4,023,793 (1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  5,761,262 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  59.5%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
------------------------
1 Solely in his capacity as sole member of Group VI 31, L.L.C., the sole member of Capital GenPar, L.L.C., the sole general partner of Capital Partnership, L.P., with respect to 36,144 shares of the Common Stock and solely in its capacity as sole member of Group III 31, L.L.C., the sole general partner of Packaging Investors, with respect to 3,985,561 shares of the Common Stock.

2 Solely in his capacity as (1) sole member of Group VI 31, L.L.C., the sole member of Capital GenPar, L.L.C., the sole general partner of Capital Partnership with respect to 36,144 shares of the Common Stock and (2) sole member of Group III 31, L.L.C., the sole general partner of Packaging Investors with respect to 4,889,697 shares of the Common Stock (including 3,985,561 shares of Common Stock beneficially owned by Packaging Investors, an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS and CB over which DCBS and CB have sole voting power) and 833,333 shares of Common Stock beneficially owned by Ajram over which he has sole voting power. By virtue of the DCBS and CB Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of
     Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by DCBS and CB. By virtue of the Ajram Registration Rights Agreement, the Reporting Persons may be deemed to be a group with Mr. Ajram within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by Mr. Ajram. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by DCBS and CB and the shares of Common Stock beneficially owned by Mr. Ajram. The Reporting Persons are filing this
     Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Group Holdings, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        138 (1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   138 (1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  138 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  less than 0.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
------------------------
1    Power is exercised through its sole stockholder, Keystone, Inc.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Capital Partnership, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        36,144 (1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   36,144 (1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  36,144 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.4%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------
------------------------
1    Power is exercised by its sole general partner, Group VI 31, L.L.C.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Capital GenPar, L.L.C.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        36,144 (1)(2)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   36,144 (1)(2)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  36,144 (1)(2)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.4%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------
------------------------
1    Solely in its capacity as sole general partner of Capital Partnership, L.P.

2    Power is exercised by its sole member, Group VI 31, L.L.C.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Group VI 31, L.L.C.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        36,144 (1)(2)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   36,144 (1)(2)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  36,144 (1)(2)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.4%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------
------------------------
1    Solely in its capacity as sole general partner of Capital Partnership, L.P.

2    Power is exercised through its president and sole member, J. Taylor
     Crandall.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Keystone, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Texas

--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        196,959 (1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   196,959 (1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  196,959 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
------------------------
1 Power is exercised through its president and sole director, Robert M. Bass. Solely in its capacity as sole stockholder of Group Holdings, Inc. with respect to 138 shares of the Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Robert M. Bass

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   USA

--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        248,920 (1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   248,920 (1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  248,920 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.6%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
------------------------
1 Solely in his capacity as president and sole director of Keystone, Inc. with respect to 196,821 shares of Common Stock and solely in his capacity as president and sole director of Keystone, the sole stockholder of Group Holdings, Inc., with respect to 138 shares of Common Stock.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 10, 2002 (the "Original Schedule 13D") (as amended, "the Schedule 13D") relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Packaging Dynamics Corporation (the "Company"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

1.       SECURITY AND ISSUER.

No material change.

2.       IDENTITY AND BACKGROUND.

(a) Item 2(a) is hereby amended by adding the following after the second paragraph thereof:

                  On September 14, 2004, the Company, Mr. Ajram and Packaging Investors entered into a registration rights agreement (the "Ajram Registration Rights Agreement"). The Ajram Registration Rights Agreement provides for, under certain conditions, the designation of Mr. Ajram to, and the designation by Packaging Investors of, a member of the board of directors of the Company and the election of Mr. Ajram and such designated member by Packaging Investors by all shares of the Company's Common Stock held by Mr. Ajram and Packaging Investors. By virtue of the Ajram Registration Rights Agreement, the Reporting Persons may be deemed to be a group with Mr. Ajram within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by Mr. Ajram. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

(b) through (f)

No material change.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

4.       PURPOSE OF TRANSACTION.

No material change.

5.       INTEREST IN SECURITIES OF THE ISSUER.

(a) Item 5(a) is hereby amended and restated in its entirety as follows:

PACKAGING INVESTORS

The aggregate number of shares of Common Stock that Packaging Investors may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 5,723,030, which constitute approximately 59.1% of the outstanding shares of Common Stock. This amount consists of 3,985,561 shares of Common Stock directly owned by Packaging Investors, an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS, L.L.C. ("DCBS") and CB Investors, L.L.C. ("CB") (over which Packaging Investors may be deemed to have voting power with respect to the election of directors proposed by Packaging Investors), and 833,333 shares of Common Stock beneficially owned by Ajram (over which Packaging Investors may be deemed to have voting power with respect to the election of a director proposed by Packaging Investors).

By virtue of a stockholders agreement among the Company, DCBS, CB and Packaging Investors, dated as of July 1, 2002 (the "DCBS and CB Stockholders Agreement"), the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by DCBS and CB. By virtue of the Ajram Registration Rights Agreement, the Reporting Persons may be deemed to be a group (within the meaning of Section 13(d)(3) of the Act) with Mr. Ajram and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by Mr. Ajram. Packaging Investors disclaims beneficial ownership of the shares of Common Stock beneficially owned by DCBS and CB and the shares of Common Stock beneficially owned by Mr. Ajram.

GROUP III

Because of its position as the sole general partner of Packaging Investors, Group III may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,723,030 shares of Common Stock, which constitute approximately 59.1% of the outstanding shares of Common Stock. This amount consists of 3,985,561 shares of Common Stock directly owned by Packaging Investors, an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS and CB (over which Group III, as the sole general partner of Packaging Investors, may be deemed to have voting power with respect to the election of directors proposed by Packaging Investors), and 833,333 shares of Common Stock beneficially owned by Ajram (over which Group III, as the sole general partner of Packaging Investors, may be deemed to have voting power with respect to the election of a director proposed by Packaging Investors).

By virtue of the DCBS and CB Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by DCBS and CB. By virtue of the Ajram Registration Rights Agreement, the Reporting Persons may be deemed to be a group (within the meaning of Section 13(d)(3) of the Act) with Mr. Ajram and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by Mr. Ajram. Group III disclaims beneficial ownership of the shares of Common Stock beneficially owned by DCBS and CB and the shares of Common Stock beneficially owned by Mr. Ajram.

CRANDALL

Because of his position as (1) sole member of Group III, the sole general partner of Packaging Investors, with respect to 5,723,030 shares of Common Stock, and (2) sole member of Group VI, the sole member of Capital GenPar, the sole general partner of

Capital Partnership with respect to 36,144 shares of Common Stock, and because of his individual ownership of 2,088 shares of Common Stock, pursuant to Section 13(d)(3) of the Act, Crandall may be deemed to be the beneficial owner of 5,761,262 shares of Common Stock, which constitute approximately 59.5% of the outstanding shares of Common Stock.

The 5,723,030 shares of Common Stock over which Crandall may be may be deemed to have beneficial ownership, as sole member of Group III, the sole general partner of Packaging Investors, consists of 3,985,561 shares of Common Stock directly owned by Packaging Investors, an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS and CB (over which Crandall, the sole member of Group III, the sole general partner of Packaging Investors Group, may be deemed to have voting power with respect to the election of directors proposed by Packaging Investors), and 833,333 shares of Common Stock beneficially owned by Ajram (over which Crandall, the sole member of Group III, the sole general partner of Packaging Investors Group, may be deemed to have voting power with respect to the election of directors proposed by Packaging Investors).

By virtue of the DCBS and CB Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by DCBS and CB. By virtue of the Ajram Registration Rights Agreement, the Reporting Persons may be deemed to be a group (within the meaning of Section 13(d)(3) of the Act) with Mr. Ajram and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by Mr. Ajram. Crandall disclaims beneficial ownership of the shares of Common Stock beneficially owned by DCBS and CB and the shares of Common Stock beneficially owned by Mr. Ajram.

GROUP HOLDINGS

The aggregate number of shares of Common Stock that Group Holdings owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 138, which constitute less than 0.1% of the outstanding shares of Common Stock.

CAPITAL PARTNERSHIP

The aggregate number of shares of Common Stock that Capital Partnership owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 36,144, which constitute approximately 0.4% of the outstanding shares of Common Stock.

CAPITAL GENPAR

Because of its position as the sole general partner of Capital Partnership, Capital GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 36,144 shares of Common Stock, which constitute approximately 0.4% of the outstanding shares of Common Stock.

GROUP VI

Because of its position as the sole member of Capital Par, the sole general partner of Capital Partnership, Group VI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 36,144 shares of Common Stock, which constitute approximately 0.4% of the outstanding shares of Common Stock.

KEYSTONE

The aggregate number of shares of Common Stock that Keystone owns beneficially, pursuant to Rule 13d-3 of the Act is 196,959 (including 138 shares of Common Stock because of its position as sole stockholder of Group Holdings), which constitutes approximately 2.0% of the outstanding shares of Common Stock.

BASS

Because of its position as (1) president and sole director of Keystone and (2) sole director of Keystone, the sole stockholder of Group Holdings, and because of his individual ownership of 51,961 shares of Common Stock, Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 248,920 shares of Common Stock, which constitute approximately 2.6% of the outstanding shares of Common Stock.

(b) Item 5(b) is hereby amended and restated in its entirety as follows:

PACKAGING INVESTORS

Packaging Investors has sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,985,561 shares of Common Stock.

In addition, by virtue of the DCBS and CB Stockholders Agreement, Packaging Investors may be deemed to have voting power over the 904,136 shares of Common Stock owned by DCBS and CB with respect to the election of directors proposed by Packaging Investors. By virtue of the Ajram Registration Rights Agreement, Packaging Investors may be deemed to have voting power over the 833,333 shares of Common Stock owned by Mr. Ajram with respect to the election of directors proposed by Packaging Investors. Packaging Investors disclaims beneficial ownership of the shares of Common Stock beneficially owned by DCBS and CB and the shares of Common Stock beneficially owned by Mr. Ajram.

GROUP III

As the sole general partner of Packaging Investors, Group III has sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,985,561 shares of Common Stock.

In addition, by virtue of the DCBS and CB Stockholders Agreement, Group III, as the sole general partner of Packaging Investors, may be deemed to have voting power over the 904,136 shares of Common Stock owned by DCBS and CB with respect to the election of directors proposed by Packaging Investors. By virtue of the Ajram Registration Rights Agreement, Group III, as the sole general partner of Packaging Investors, may be deemed to have voting power over the 833,333 shares of Common Stock owned by Mr. Ajram with respect to the election of directors proposed by

Packaging Investors. Group III disclaims beneficial ownership of the shares of Common Stock beneficially owned by DCBS and CB and the shares of Common Stock beneficially owned by Mr. Ajram.

CRANDALL

Because of his position as sole member of Group III, the sole general partner of Packaging Investors, Crandall has sole power to vote or to direct the vote and to dispose or to direct the disposition of, 3,985,561 shares of Common Stock.

In addition, by virtue of the DCBS and CB Stockholders Agreement, Crandall, as sole member of Group III, as the sole general partner of Packaging Investors, may be deemed to have voting power over the 904,136 shares of Common Stock owned by DCBS and CB with respect to the election of directors proposed by Packaging Investors. By virtue of the Ajram Registration Rights Agreement, Crandall, as sole member of Group III, as the sole general partner of Packaging Investors, may be deemed to have voting power over the 833,333 shares of Common Stock owned by Mr. Ajram with respect to the election of directors proposed by Packaging Investors.

As sole member of Group VI, the sole general member of Capital GenPar, the sole general partner of Capital Partnership, Crandall has sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,144 shares of Common Stock. Because of his individual ownership of 2,088 shares of Common Stock, Crandall also has sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,088 shares of Common Stock.

Crandall has sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 5,761,262 shares of Common Stock. Crandall disclaims beneficial ownership of the shares of Common Stock beneficially owned by DCBS and CB and the shares of Common Stock beneficially owned by Mr. Ajram.

GROUP HOLDINGS

Group Holdings has sole power to vote or to direct the vote and to dispose or to direct the disposition of 138 shares of Common Stock.

CAPITAL PARTNERSHIP

Capital Partnership has sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,144 shares of Common Stock.

CAPITAL GENPAR

Because of its position as sole general partner of Capital Partnership, Capital GenPar has sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,144 shares of Common Stock.

GROUP VI

Because of its position as sole member of Capital GenPar, the sole general partner of Capital Partnership, Group VI has sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,144 shares of Common Stock.

KEYSTONE

Acting through Bass, its president and sole director, Keystone has sole power to vote or to direct the vote and to dispose or to direct the disposition of 196,959 shares of Common Stock (including 138 shares in its capacity as sole stockholder of Group Holdings).

BASS

As sole director and president of Keystone, Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 196,959 shares of Common Stock (including 138 shares in Keystone's capacity as sole stockholder of Group Holdings).

         The information set forth in Item 6 of this Schedule 13D including under the caption "Registration Rights Agreement with the Company and Mr. Ajram" is hereby incorporated by reference.


6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by deleting the last two paragraphs and adding the following in their place:

         On July 1, 2002, the Company, DCBS, CB and Packaging Investors entered into a registration rights agreement (the "DCBS and CB Registration Rights Agreement"). The DCBS and CB Registration Rights Agreement was amended on September 14, 2004 (as described below) to grant Mr. Ajram certain registration rights by the Company and in particular, to address the piggyback registration rights granted to Mr. Ajram under the Ajram Registration Rights Agreement.

         Registration Rights Agreement with the Company and Mr. Ajram. On September 14, 2004, the Company and Mr. Ajram entered into a registration rights agreement (the "Ajram Registration Rights Agreement"), among the Company, Mr. Ajram and Packaging Investors.

         Under the Ajram Registration Rights Agreement, until the date on which Mr. Ajram ceases to own at least 5% of the outstanding shares of Common Stock, at each annual meeting of stockholders, the Company has agreed to nominate or cause to be nominated Mr. Ajram for election to the board of directors of the Company. Mr. Ajram and Packaging Investors have agreed that until the date (a) on which Packaging Investors ceases to own at least 20% of the outstanding shares of Common Stock, Mr. Ajram will vote any shares of Common Stock then owned by him to nominate and elect the individual designated by Packaging Investors for election to the board of directors of the Company and (b) on which Mr. Ajram ceases to own at least 5% of the outstanding shares of Common Stock, Packaging Investors will vote any shares of Common Stock then owned by it to nominate and elect Mr. Ajram for election to the board of directors of the Company.

         By virtue of the Ajram Registration Rights Agreement, the Reporting Persons may be deemed to be a group (within the meaning of Section 13(d)(3) of the Act) with Mr. Ajram and, as a result, may be deemed to have beneficial ownership of the common stock beneficially owned by Mr. Ajram. The Reporting Persons disclaim such beneficial ownership and are filing this to Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

         References to, and descriptions of, the DCBS and CB Stockholders Agreement and the DCBS and CB Registration Rights Agreement in this Item 6 are qualified in their entirety by reference to the copies of the DCBS and CB Stockholders Agreement and the DCBS and CB Registration Rights Agreement which are included as Exhibit 3 and Exhibit 4, respectively, to the Original Schedule 13D and which are incorporated by reference in this Item 6 in their entirety where such references and descriptions appear. Copies of the Ajram Registration Rights Agreement and the Amended DCBS and CB Registration Rights Agreement are incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on September 20, 2004, attached and filed as Exhibits 10.3 and 10.4, respectively, to such Form 8-K.

         References to, and descriptions of, the Ajram Registration Rights Agreement and the Amended DCBS and CB Registration Rights Agreement in this Item 6, are qualified in their entirety by reference to the copies of the Ajram Registration Rights Agreement and the Amended DCBS and CB Registration Rights Agreement which are included as Exhibits 1 and 2, respectively, to this statement and which are incorporated by reference to certain filings with the Commission as described in Item 7 herein and are incorporated by reference in this Item 6 in their entirety where such references and descriptions appear.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Common Stock owned by the Item 2 Persons.

7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 -- Ajram Registration Rights Agreement, dated September 14, 2004, by and between Gaby A. Ajram, Packaging Dynamics Corporation and Packaging Investors, L.P. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on September 20, 2004).

Exhibit 2 -- Amended DCBS and CB Registration Rights Agreement by and among Packaging Investors, L.P., DCBS Investors, L.L.C., CB Investors, L.L.C., Thomas
J. Wolf and Packaging Dynamics Corporation (incorporated by reference to Exhibit
10.4 to the Company's Current Report on Form 8-K filed with the Commission on September 20, 2004).

Exhibit 3 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) among the Reporting Persons, filed herewith.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  September 30, 2004

                                   PACKAGING INVESTORS, L.P.

                                   By:  GROUP III 31, L.L.C.,
                                        general partner


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   GROUP III 31, L.L.C.


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   /s/ Kevin G. Levy
                                   --------------------------------------------
                                   KEVIN G. LEVY
                                   As Attorney-in-Fact for
                                   J. TAYLOR CRANDALL (1)


                                   GROUP HOLDINGS, INC.


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   CAPITAL PARTNERSHIP, L.P.

                                   By:  CAPITAL GENPAR, L.L.C,
                                        general partner

                                   By:  GROUP VI 31, L.L.C.,
                                        sole member

                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


------------------------
1 Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

                                   CAPITAL GENPAR, L.L.C,

                                   By:  GROUP VI 31, L.L.C.,
                                        sole member


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President

                                   GROUP VI 31, L.L.C.


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   KEYSTONE, INC.


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   /s/ Kevin G. Levy
                                   --------------------------------------------
                                   KEVIN G. LEVY
                                   As Attorney-in-Fact for:
                                   ROBERT M. BASS (1)


------------------------
1 Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                                  EXHIBIT INDEX

                                   DESCRIPTION

Exhibit 1 -- Ajram Registration Rights Agreement, dated September 14, 2004, by and between Gaby A. Ajram, Packaging Dynamics Corporation and Packaging Investors, L.P. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on September 20, 2004).

Exhibit 2 -- Amended DCBS and CB Registration Rights Agreement by and among Packaging Investors, L.P., DCBS Investors, L.L.C., CB Investors, L.L.C., Thomas
J. Wolf and Packaging Dynamics Corporation (incorporated by reference to Exhibit
10.4 to the Company's Current Report on Form 8-K filed with the Commission on September 20, 2004).

Exhibit 3 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) among the Reporting Persons, filed herewith.